Mail Stop 4561

August 7, 2006

By U.S. Mail and facsimile to (312) 917-8049

Margaret E. Wilson
Senior Vice President Finance,
Principal Financial and Accounting Officer
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

> **Re: Nuveen Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-11123**

Dear Ms. Wilson:

We have reviewed your response letter dated June 26, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005:

Consolidated Financial Statements

Consolidated Statements of Income, page 34

1. Based on your response to comment 1 of our letter dated May 23, 2006, it appears to us that you do not track costs related to each of your separately presented revenue line items that would enable you to readily report a subset of operating expenses as cost of services. We believe that you fall within the scope of Article 5 of Regulation S-X and should revise your future filings to present cost of services and selling, general and administrative expenses separately, as required by Rule 5-03 of Regulation S-X. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

Note 1 – Summary of Significant Accounting Policies, page 36

Investments, page 37

2. We note your response to comment 3 of our letter dated May 23, 2006. Please confirm that you will revise future filings to incorporate expanded disclosures related to clarifications requested in our comment.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant